Exhibit 99.1

KAMADA LTD.

2 Holzman Street
Weizmann Science Park

P.O. Box 4081
Rehovot 7670402, Israel

NOTICE OF 2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder:

We cordially invite you to attend the 2021 Annual General Meeting of Shareholders of Kamada Ltd. (the “Meeting”) to be held at our offices at 2 Holzman Street, Weizmann Science Park, Rehovot, Israel, on Thursday, December 16, 2021, at 2:00 p.m. (Israel time), for the following purposes:

1.	To elect nine directors to serve as members of our Board of Directors until our next annual general meeting of shareholders and until their successors are duly elected by the shareholders of the Company.

2.	Subject to the election of Ms. Lilach Payorski to serve as a member of our Board of Directors, to approve our entering into an indemnification and exculpation agreement with her.

3.	To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2021 and for such additional period until our next annual general meeting of shareholders.

In addition, at the Meeting, representatives of our management will be available to review and discuss our consolidated financial statements for the year ended December 31, 2020.

Our Board of Directors recommends that you vote “FOR” the election of each of the director nominees set forth in Proposal 1 and each of the other proposals that are described in the attached Proxy Statement.

Shareholders of record at the close of business on November 9, 2021 are entitled to notice of and to vote at the Meeting. You can vote either by mailing in your proxy or in person by attending the Meeting. If voting by proxy, we will generally not be able to include your vote in the tally of ordinary shares voted at the Meeting unless your proxy is received by our transfer agent or at our registered office in Israel at least 48 hours prior to the appointed time of the Meeting. If you attend the Meeting, you may revoke your proxy (if previously submitted) and vote in person. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee and you wish to vote in person at the Meeting, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

If you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange (“TASE”) and wish to vote, either by proxy or in person by attending the Meeting, you must deliver to us a proof of ownership in accordance with the Israeli Companies Law, 1999 (the “Israeli Companies Law”) and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000. Such certification may be obtained at the TASE Member’s offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder; provided that the shareholder’s request is submitted with respect to a specific securities account. Shareholders who hold shares through members of the TASE may also vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Shareholders may review the full version of the proposed resolutions in the Proxy Statement as well as the accompanying proxy card, via the website of the U.S. Securities and Exchange Commission at www.sec.gov or via the Israel Securities Authority’s electronic filing system at http://www.magna.isa.gov.il or the website of the TASE at http://maya.tase.co.il, and also at our offices during regular business hours (2 Holzman Street, Weizmann Science Park, Rehovot, Israel; Tel: +972-8-9406472 (phone)). Our Company’s representative is Ms. Yifat Philip, our Vice President General Counsel and Corporate Secretary (2 Holzman Street, Weizmann Science Park, Rehovot, Israel; Tel: +972-54-4710092).

Quorum

The presence, in person or by proxy, of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent of our company’s voting rights will constitute a quorum at the Meeting. No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. Any number of shareholders present, in person or by proxy, will constitute a quorum at the adjourned meeting. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to elect each of the director nominees set forth in Proposal 1 and to approve each of the other proposals.

Sincerely,

Lilach Asher-Topilsky
Chairman of the Board of Directors

November 4, 2021

KAMADA LTD.

2 Holzman Street
Weizmann Science Park
P.O. Box 4081
Rehovot 7670402, Israel

PROXY STATEMENT

2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Kamada Ltd. (“we,” “us,” “our,” or the “Company”) to be voted at the 2021 Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of 2021 Annual General Meeting of Shareholders. The Meeting will be held at our offices at 2 Holzman Street, Weizmann Science Park, Rehovot, Israel, on Thursday, December 16, 2021, at 2:00 p.m. (Israel time).

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following: (1) election of nine directors to serve as members of our Board of Directors until our next annual general meeting of shareholders and until their successors are duly elected by the shareholders of the Company; (2) subject to the election of Ms. Lilach Payorski to serve as a member of our Board of Directors, approval of our entering into an indemnification and exculpation agreement with her; and (3) ratification and approval of the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2021 and for such additional period until our next annual general meeting of shareholders. In addition, at the Meeting, representatives of our management will be available to review and discuss our consolidated financial statements for the year ended December 31, 2020.

We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR the election of each of the director nominees set forth in Proposal 1 and each of the other proposals set forth in this Proxy Statement.

Who Can Vote

You are entitled to notice of, and to vote in person or by proxy at, the Meeting, if you are a holder of record of our ordinary shares as of the close of business on November 9, 2021. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on November 9, 2021, or which appeared in the participant listing of a securities depository on that date. See below “How You Can Vote.”

How You Can Vote

●	Voting in Person. If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company LLC, or in our register of shareholders (i.e., you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting.

●	Voting by Proxy. You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, if your shares are held in “street name,” by following the voting instructions provided by your broker, bank trustee or nominee. We will generally not be able to include your vote in the tally of ordinary shares voted at the Meeting unless your proxy is received by our transfer agent or at our registered office in Israel at least 48 hours prior to the designated time for the Meeting. Upon receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or if directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted in accordance with the recommendations of our Board of Directors.

●	Shares Traded on TASE. Shareholders who hold shares through members of the Tel Aviv Stock Exchange (the “TASE”) may vote in person or through the enclosed form of proxy by completing, signing, dating and mailing the proxy with a copy of their identity card, passport or certificate of incorporation, as the case may be, to the Company’s offices. Shareholders who hold shares through members of the TASE and intend to vote their shares either in person or by proxy, must deliver to the Company an ownership certificate confirming their ownership of the Company’s shares on the record date, which must be certified by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000. Alternatively, shareholders who hold shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Change or Revocation of Proxy

If you are a shareholder of record, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our General Counsel and Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person. If you are a beneficial owner of shares registered in the name of a member of the TASE and wish to change your voting instructions, you must contact the TASE member through which you hold your shares.

Quorum

The presence, in person or by proxy, of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent of the Company’s voting rights will constitute a quorum at the Meeting. No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. Any number of shareholders present, in person or by proxy, will constitute a quorum at the adjourned meeting. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares, and vote such shares on some matters but not on others. This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to elect each of the director nominees set forth in Proposal 1 and to approve each of the other proposals.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Position Statements

In accordance with the Israeli Companies Law and regulations promulgated thereunder, any shareholder may submit to us a position statement on its behalf, expressing its position on an agenda item for the Meeting to our offices, 2 Holzman Street, Weizmann Science Park, Rehovot, Israel, Attention: Ms. Yifat Philip, Vice President, General Counsel and Corporate Secretary, or by facsimile to +972-8-9406473, no later than Monday, December 6, 2021 at 2:00 p.m. Israel time.

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission (the “SEC”) concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of October 25, 2021 (unless otherwise indicated below) regarding the beneficial ownership by (i) each person known to us to beneficially own more than 5% of our outstanding ordinary shares; (ii) each of our current directors and director nominees; and (iii) all of our current directors and executive officers as a group.

The percentage of beneficial ownership of our ordinary shares is based on 44,786,311 ordinary shares outstanding as of October 25, 2021. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. All options exercisable into ordinary shares within 60 days of the date of the table are deemed to be outstanding and beneficially owned by the person holding such options for the purpose of computing the number of shares beneficially owned by such shareholder. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the options. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person or entity.

Except as described in the footnotes below, we believe each shareholder has voting and investment power with respect to the ordinary shares indicated in the table as beneficially owned.

	Ordinary Shares Beneficially Owned
Name	Number	Percentage
5% or Greater Shareholders
FIMI Funds(1)	9,452,708	21.11%
Leon Recanati(2)	3,610,998	8.06%

Directors and director nominees
Lilach Asher Topilsky(3)	6,625	*
Avraham Berger(4)	27,875	*
Amiram Boehm(5)	6,625	*
Ishay Davidi(6)	9,459,333	21.12%
Karnit Goldwasser(7)	6,625	*
Jonathan Hahn(8)	1,936,393	4.32%
Lilach Payorski	-	-
Leon Recanati(9)	3,610,998	8.06%
Ari Shamiss(10)	2,500	*
David Tsur(11)	713,056	1.59%
Directors and executive officers as a group (18 persons)(12)	16,259,270	36.29%

*	Less than 1% of our ordinary shares.

(1)	Based solely upon, and qualified in its entirety with reference to, Amendment No. 2 to Schedule 13D filed with the SEC on May 20, 2020. According to the Statement, (i) includes 4,421,909 shares directly owned by FIMI Opportunity Fund 6, L.P. and 5,030,799 shares directly owned by FIMI Israel Opportunity Fund 6, Limited Partnership (together, the “FIMI Funds”) and (ii) the ordinary shares held by the FIMI Funds are indirectly beneficially owned by (A) FIMI 6 2016 Ltd. (“FIMI 6”), which serves as the managing general partner of the FIMI Funds, (B) Mr. Ishay Davidi, Chief Executive Officer of FIMI 6, and (C) Or Adiv Ltd., a company controlled by Mr. Ishay Davidi, which controls FIMI 6. Information included in this footnote does not include 6,625 ordinary shares subject to options held directly by Mr. Davidi’s that are currently exercisable or exercisable within 60 days of the date of the table. See footnote (6) below.

(2)	Mr. Recanati holds 677,479 ordinary shares directly and 2,895,644 ordinary shares indirectly through Gov Financial Holdings Ltd., a company organized under the laws of the State of Israel (“Gov”). Gov is wholly-owned by Mr. Recanati, a director who exercises sole voting and investment power over the shares held by Gov. In addition, includes options to purchase 37,875 ordinary shares directly held by Mr. Recanati that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 19.87 (or $6.20) per share, which expire between December 30, 2021 and September 25, 2026. Does not include unvested options to purchase 23,625 ordinary shares that are not exercisable within 60 days of the date of the table.

(3)	Subject to options to purchase 6,625 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 23.67 (or $7.38) per share, which expire on September 25, 2026. Does not include unvested options to purchase 19,875 ordinary shares that are not exercisable within 60 days of the date of the table.

(4)	Subject to options to purchase 27,875 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 20.91(or $6.52) per share, which expire between March 2, 2023 and September 25, 2026. Does not include unvested options to purchase 23,625 ordinary shares that are not exercisable within 60 days of the date of the table.

(5)	Subject to options to purchase 6,625 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 23.67 (or $7.38) per share, which expire on September 25, 2026. Does not include unvested options to purchase 19,875 ordinary shares that are not exercisable within 60 days of the date of the table.

(6)	Includes (i) 9,452,708 shares indirectly beneficially owned through FIMI Opportunity Fund 6, L.P. and FIMI Israel Opportunity Fund 6, Limited Partnership. See footnote (1) above; and (ii) 6,625 ordinary shares subject to options held directly held by Mr. Ishay Davidi that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 23.67 (or $7.38) per share, which expire on September 25, 2026. Does not include unvested options to purchase 19,875 ordinary shares held by Mr. Ishay Davidi that are not exercisable within 60 days of the date of the table.

(7)	Subject to options to purchase 6,625 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 23.67 (or $7.38) per share, which expire on September 25, 2026. Does not include unvested options to purchase 19,875 ordinary shares that are not exercisable within 60 days of the date of the table.

(8)	Mr. Hahn holds 50% of the shares of Sinara Financing S.A., which holds 100% of the shares of Damar Chemicals Inc., a company registered in Panama (“Damar”), which directly holds 1,903,518 ordinary shares. In addition, includes options to purchase 32,875 ordinary shares directly held by Mr. Jonathan Hahn that are exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 20.58 (or $6.42) per share, which expire between December 30, 2021 and September 25, 2026. Does not include unvested options to purchase 23,625 ordinary shares held by Mr. Jonathan Hahn that are not exercisable within 60 days of the date of the table.

(9)	Mr. Recanati holds 677,479 ordinary shares directly and 2,895,644 ordinary shares indirectly through Gov Financial Holdings Ltd., a company organized under the laws of the State of Israel (“Gov”). Gov is wholly-owned by Mr. Recanati, who exercises sole voting and investment power over the shares held by Gov. In addition, includes options to purchase 37,875 ordinary shares directly held by Mr. Recanati that are exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 19.87 (or $6.2) per share, which expire between December 30, 2021 and September 25, 2026. Does not include unvested options to purchase 23,625 ordinary shares that are not exercisable within 60 days of the date of the table.

(10)	Subject to options to purchase 2,500 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 29.68 (or $9.25) per share, which expire on June 10, 2027. Does not include unvested options to purchase 7,500 ordinary shares that are not exercisable within 60 days of the date of the table.

(11)	Mr. David Tsur directly holds 680,181 ordinary shares. In addition, includes options to purchase 32,875 ordinary shares directly held by Mr. Tsur that are exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 20.04 (or $6.25) per share, which expire between March 2, 2023 and September 25, 2026. Does not include unvested options to purchase 23,625 ordinary shares that are not exercisable within 60 days of the date of the table.

(12)	See footnotes (1)-(11) for certain information regarding beneficial ownership.

Compensation of Executive Officers

For information regarding the compensation incurred by us in relation to our five most highly compensated office holders (within the meaning of the Israel Companies Law) for the year ended December 31, 2020, see “Item 6. Directors, Senior Management and Employees — Compensation of Directors and Executive Officers — Compensation of Covered Executives” of our annual report on Form 20-F for the year ended December 31, 2020, filed with the SEC on February 24, 2021.

PROPOSAL 1

ELECTION OF DIRECTORS

(Item 1 on the Proxy Card)

Under our articles of association, the number of directors on our Board of Directors shall be no less than five and no more than 11. Our Board of Directors is currently comprised of nine directors, all of whom were elected to serve in such capacity at our 2020 annual general meeting of shareholders. Each of our directors generally holds office until the first annual general meeting of shareholders following his or her appointment (unless the tenure of such director expires earlier or a director is removed from office pursuant to the Israeli Companies Law).

All of our currently serving directors, other than Mr. Avraham Berger, are standing for re-election at the Meeting, to hold office until our next annual general meeting of shareholders and until his or her successor is elected and qualified, subject to our articles of association and applicable law. In addition, Ms. Lilach Payorski shall be standing for election as a director for the first time at the Meeting, to hold office until our next annual general meeting of shareholders and until her successor is elected and qualified, subject to our articles of association and applicable law. Our Board of Directors has affirmatively determined that each of Mrs. Lilach Asher Topilsky, Mr. Amiram Boehm, Mr. Ishay Davidi, Ms. Karnit Goldwasser, Ms. Lilach Payorski, Mr. Leon Recanati and Prof. Ari Shamiss is an “independent director” as defined under NASDAQ Listing Rules. Accordingly, subject to shareholder approval of the above director nominees, our Board of Directors will consist of nine members, seven of whom satisfy the independence requirements of the NASDAQ Listing Rules.

In accordance with the Israeli Companies Law, each of the director nominees has certified to us that he or she meets all the requirements of the Israeli Companies Law for election as a director of a public company, and possesses the necessary qualifications and is able to dedicate sufficient time, to fulfill his or her duties as a director of the Company, taking into consideration our company’s size and special needs.

Nominees for Director

The following biographical information is provided with respect to each director nominee based upon our records and information provided to us by each nominee.

Mrs. Lilach Asher Topilsky has served as a member of our board of directors since December 2019, as the Chairman of our board of directors since August 2020, and serves as a member of our Compensation Committee and Strategy Committee. Mrs. Asher Topilsky has been a Senior Partner in the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since December 2019. Mrs. Asher Topilsky currently serves as the chairman of G1 Security Systems Ltd. (TASE), Rimoni Industries Ltd. (TASE), SOS Ltd. and Elyakim Ben Ari Group Ltd. and as a director at Amiad Water Systems Ltd. (AIM) and Tel Aviv University. Prior to joining FIMI, Mrs. Asher Topilsky served as the President and CEO of Israel Discount Bank (TASE), one of the leading banking groups in Israel, as the Chairman at IDBNY BANKCORP and as a director at IDB Bank New York from 2014 -2019. Mrs. Asher Topilsky also served as the Chairman of Mercantile Bank from 2014-2016. Before that, Mrs. Asher Topilsky served as a member of the management of Bank Hapoalim (TASE) as Deputy CEO & Head of Retail Banking Division (2009-2013) & Head of Strategy & Planning Division (2007-2009). Mrs. Asher Topilsky served as a Strategy Consultant at The Boston Consulting Group (BCG, Chicago 1997-1998) and at Shaldor Strategy Consulting (Israel 1995-1996). Mrs. Asher Topilsky holds an M.B.A. degree from Kellogg School of Management, Northwestern University, Chicago, USA (1997), and a B.A. degree in Management and Economics from Tel Aviv University, Israel (Magna Cum Laude, 1994).

Mr. Amiram Boehm has served on our board of directors since December 2019 and serves as a member of our Strategy Committee. Mr. Boehm is a Partner in the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 2004. Mr. Boehm served as the Managing Partner and Chief Executive Officer of FITE GP (2004), and serves as a director at Gilat Satellite Communications (NASDAQ), Ham-Let (Israel-Canada) Ltd. (TASE), Hadera Paper Ltd. (TASE), Rekah Pharmaceuticals Ltd. (TASE), TAT Technologies Ltd. (NASDAQ, TASE), PCB Technologies Ltd. (TASE), DelekSan Ltd. and Galam Ltd. Mr. Boehm previously served as a director of DIMAR Ltd., Ormat Technologies Inc. (NYSE, TASE), Scope Metal Trading Ltd. (TASE), Inter Industries, Ltd. (TASE), Global Wire Ltd. (TASE), Telkoor Telecom Ltd. (TASE), Solbar Industries Ltd. (previously traded on the TASE) and Novolog Ltd (TASE). Prior to joining FIMI, from 1999 until 2004, Mr. Boehm served as Head of Research of Discount Capital Markets, the investment arm of Israel Discount Bank. Mr. Boehm holds a B.A. degree in Economics, an LL.B degree from Tel Aviv University and a Joint M.B.A. degree from Northwestern University and Tel Aviv University.

Mr. Ishay Davidi has served on our board of directors since December 2019. Mr. Davidi is the Founder and has served as Chief Executive Officer of the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 1996. Mr. Davidi currently serves as the Chairman of the Board of Directors of Hadera Paper Ltd. (TASE) and Polyram Plastic Industries Ltd (TASE). Mr. Davidi also serves as a director of Gilat Satellite Networks Ltd. (NASDAQ and TASE), Ham-Let Ltd. (TASE), Bet Shemesh Engines Ltd. (TASE), C. Mer Industries Ltd. (TASE), G1 Security Systems Ltd. (TASE), PCB Technologies Ltd. (TASE), Rekah Pharmaceutical Industries (TASE), SOS Ltd., DelekSan Ltd., Amiad Water Systems Ltd (AIM), Rimoni Industries Ltd. (TASE) and Elyakim Ben-Ari Group Ltd. Mr. Davidi previously served as the Chairman of the board of directors of Inrom, Retalix (previously traded on NASDAQ and TASE) and Tefron Ltd. (NYSE and TASE) and as a director of Pharm Up Ltd (TASE), Ormat Industries Ltd. (previously traded on TASE), Lipman Electronic Engineering Ltd. (NASDAQ and TASE), Merhav Ceramic and Building Materials Center Ltd. (NASDAQ and TASE), Orian C.M. Ltd. (TASE), Ophir Optronics Ltd., Overseas Commerce Ltd. (TASE), Scope Metals Group Ltd. (TASE), Tadir-Gan (Precision Products) 1993 Ltd. (TASE) and Formula Systems Ltd. (NASDAQ and TASE). Prior to establishing FIMI, from 1993 until 1996, Mr. Davidi was the Founder and Chief Executive Officer of Tikvah Fund, a private Israeli investment fund. From 1992 until 1993 Mr. Davidi served as the Chief Executive Officer of Zer Science Industries Ltd. Mr. Davidi holds an M.B.A. degree from Bar Ilan University, Israel, and a B.Sc. degree, with honors, in Industrial Engineering from the Tel Aviv University, Israel.

Ms. Karnit Goldwasser has served on our board of directors since December 2019 and serves as a member of our Audit Committee and Compensation Committee. Ms. Goldwasser serves as an independent consultant and environmental engineer for various agencies and organizations. Ms. Goldwasser is a director at Delek San Recycling Ltd. (since December 2016) and ELA Recycling Corporation (2015-September 2021). Ms. Goldwasser previously served as a director at Orian DB Schenker (2017-2020) and at the government-owned Environmental Services Company Ltd., as chair of the Safety Committee (2010-2016), and as a member of the Tel Aviv-Jaffa City Council, holding the environmental portfolio (2013-2016). Ms. Goldwasser also served as a director in several Tel Aviv-Jaffa municipality corporations: Dan Municipal Sanitation Association, as chair of the audit committee; Tel Aviv-Jaffa Economic Development Authority; and Ganei Yehoshua Co. Ltd. Ms. Goldwasser holds a B.Sc. degree in Environmental Engineering, focusing on chemistry, mathematics and environmental engineering, a M.Sc. degree in Civil Engineering, specializing in Hydrodynamics and Water Resources, both from the Technion – Israel Institute of Technology, and a M.A. degree in Public Policy and Administration from the Lauder School of Government, Diplomacy and Strategy, IDC Herzliya. Ms. Goldwasser also completed the Directors Program at LAHAV, School of Management, Tel Aviv University.

Mr. Jonathan Hahn has served on our board of directors since March 2010, and serves as the Chairman of our Strategy Committee. Mr. Hahn serves as the President and a director of Tuteur SACIFIA, where he has been since 2013. Prior to that, Mr. Hahn served as Strategic Planning Manager at Tuteur and held a business development position at Forest Laboratories, Inc., based in New York. Mr. Hahn holds a B.A. degree from San Andrés University and a M.B.A. degree from New York University — Stern School of Business, with specializations in Finance and Entrepreneurship.

Ms. Lilach Payorski has served as the Chief Financial Officer of Stratasys Ltd (NASDAQ: SSYS), a developer and manufacturer of 3D printers and additive solutions, since January 1, 2017. Prior to that, from December 2012 until December 2016, Ms. Payorski served as Senior Vice President, Corporate Finance at Stratasys. From December 2009 to December 2012, Ms. Payorski served as Head of Finance at PMC-Sierra (NASDAQ: PMCS), a company operating in the semiconductors industry, which was subsequently acquired by Microsemi Corporation. Prior to that, from March 2005 to December 2009, Ms. Payorski served as Compliance Controller at Check Point Software Technologies Ltd. (NASDAQ: CHKP), a security company. Ms. Payorski also served as corporate controller at Wind River Systems (NASDAQ: WIND), a software company, which was subsequently acquired by Intel Corporation, from June 2003 to March 2005. Earlier in her career, from March 1997 to June 2003, Ms. Payorski worked as a chartered public accountant at Ernst & Young LLP, both in Israel and later in Palo Alto, CA. Ms. Payorski currently serves as the chairman of the audit committee of Scodix Ltd (TASE: SCDX). Ms. Payorski holds a B.A. degree in Accounting and Economics from Tel Aviv University. Ms. Payorski also completed the Board of Directors and Senior Corporate Officers Program at LAHAV, School of Management, Tel Aviv University.

Mr. Leon Recanati has served on our board of directors since May 2005, as the Chairman of our board of directors from March 2013 to August 2020, and serves as the Chairman of our Compensation Committee. Mr. Recanati currently serves as a board member of Evogene Ltd., a plant genomics company listed on the TASE and New York Stock Exchange. Mr. Recanati is also a board member of the following private companies: GlenRock Israel Ltd., Gov, Govli Limited, RelTech Holdings Ltd., Legov Ltd., Insight Capital Ltd., and Shavit Capital Funds. Mr. Recanati currently serves as the Chairman and Chief Executive Officer of GlenRock. Previously, Mr. Recanati was Chief Executive Officer and/or Chairman of IDB Holding Corporation, Clal Industries Ltd., Azorim Investment Development and Construction Co Ltd., Delek Israel Fuel Corporation and Super-Sol Ltd. Mr. Recanati also founded Clal Biotechnologies Industries Ltd., a biotechnology investment company operating in Israel. Mr. Recanati holds an M.B.A. degree from the Hebrew University of Jerusalem and Honorary Doctorates from the Technion – Israel Institute of Technology and Tel Aviv University.

Prof. Ari Shamiss has served on our board of directors since August 2020 and serves as a member of our Audit Committee. Prof. Shamiss is the Founder, General Partner and Chairman of the Investment Committee at Assuta Life Sciences Ventures, a life sciences-focused venture capital entity. Prior to that, from September 2016 to June 2020, Prof. Shamiss served as CEO of Assuta Medical Centers, the largest private hospital network in Israel, which includes eight hospitals and medical centers, with over $600 million in annual revenue. From July 2005 to 2016, Prof. Shamiss was the chief executive officer of Sheba General Hospital, the largest hospital in Israel. Prof. Shamiss also served as Vice Dean at Ben Gurion University School of Medicine from January 2017 to June 2020 and remains a Professor at the institution. Prof. Shamiss is a past Surgeon General of the Israel Air Force, Colonel (Retired). Prof. Shamiss currently serves on the boards of BATM Advanced Technologies and Therapix Biosciences.

Mr. David Tsur has served on our board of directors since our inception and serves as a member of our Strategy Committee. Mr. Tsur served as the Active Deputy Chairman on a half-time basis from July 2015 until December 31, 2019. Mr. Tsur served as our Chief Executive Officer from our inception until July 2015. Prior to co-founding Kamada in 1990, Mr. Tsur served as Chief Executive Officer of Arad Systems and RAD Chemicals Inc. Mr. Tsur previously served as the Chairman of the Board of Directors of CollPlant Ltd., a company listed on the TASE and OTC market. Mr. Tsur has also held various positions in the Israeli Ministry of Economy and Industry (formerly named the Ministry of Industry and Trade), including Chief Economist and Commercial Attaché in Argentina and Iran. Mr. Tsur serves as the Chairman of the Board of Directors of Kanabo Ltd. (LSE). Mr. Tsur holds a B.A. degree in Economics and International Relations and an M.B.A. degree in Business Management, both from the Hebrew University of Jerusalem.

As permitted by the NASDAQ Listing Rules, we follow Israeli law and practice rather than the NASDAQ requirement for independent direct oversight over our director nominations process. In accordance with Israeli law and practice, directors are recommended by our Board of Directors for election by our shareholders.

Under a voting agreement entered into on March 6, 2013, the Recanati Group, on the one hand, and the Damar Group, on the other hand, each agreed to vote the ordinary shares beneficially owned by them in favor of the election of director nominees designated by the other group as follows: (i) three director nominees, so long as the other group beneficially owns at least 7.5% of our outstanding share capital, (ii) two director nominees, so long as the other group beneficially owns at least 5.0% (but less than 7.5%) of our outstanding share capital, and (iii) one director nominee, so long as the other group beneficially owns at least 2.5% (but less than 5.0%) of our outstanding share capital. In addition, to the extent that after the designation of the foregoing director nominees there are additional director vacancies, each of the Recanati Group and Damar Group have agreed to vote the ordinary shares beneficially owned by them in favor of such additional director nominees designated by the party who beneficially owns the larger voting rights in the Company.

We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as directors. Should the nominees be unavailable for election, the proxies will be voted for substitute nominees designated by our Board of Directors.

If elected at the Meeting, the director nominees will be paid an annual fee and per-meeting fees in the maximum amounts payable from time to time by us under the Second and Third Addendums to the Companies Regulations (Rules Regarding Compensation and Expense Reimbursement of External Directors), 2000. In addition, if elected at the Meeting, the director nominees (other than Ms. Lilach Payorski) shall continue to benefit from directors’ and officers’ indemnification and exculpation agreements previously entered into with each of them, as well as from directors’ and officers’ liability insurance as we shall procure from time to time. In addition, the Compensation Committee recommended, and our Board of Directors subsequently approved, subject to the election of Ms. Lilach Payorski at the Meeting and subject to shareholder approval, our entering into a directors’ and officers’ indemnification and exculpation agreement, in the same form as previously approved by the shareholders, with Ms. Lilach Payorski (see Proposal 2). If elected at the Meeting, Ms. Lilach Payorski will also benefit from directors’ and officers’ liability insurance as we shall procure from time to time.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to elect each director nominee named above to our Board of Directors.

The Board of Directors recommends a vote FOR the election of each nominee for director named above.

PROPOSAL 2

APPROVAL OF INDEMNIFICATION AND EXCULPATION AGREEMENT WITH MS. LILACH PAYORSKI
(Item 2 on the Proxy Card)

Under the Israeli Companies Law, the terms of remuneration payable to a director of a public company, including an undertaking to indemnify and exculpate a director, require the approval of the compensation committee, board of directors and the shareholders, in that order.

Subject to the election of Ms. Lilach Payorski as a director at the Meeting, our Compensation Committee and Board of Directors approved, subject to shareholder approval, our entering into an indemnification and exculpation agreement with Ms. Payorski. The form of the indemnification and exculpation agreement to be entered into with Ms. Payorski shall be the form of indemnification and exculpation agreement approved by our shareholders at our 2015 annual general meeting, which form is consistent with our Compensation Policy for Directors.

Under the Israeli Companies Law, a company may indemnify a director for the following liabilities, payments and expenses incurred for acts performed by him/her as an office holder (within the meaning of the Israeli Companies Law), either pursuant to an undertaking given by the company in advance of the act or following the act, provided its articles of association authorize such indemnification:

●	a monetary liability imposed on him/her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount, or according to criteria, determined by the board of directors as reasonable under the circumstances. Such undertaking shall detail the foreseen events and amount or criteria mentioned above;

●	reasonable litigation expenses, including reasonable attorneys’ fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him/her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him/her as a substitute for a criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent (mens rea); and (2) in connection with a monetary sanction; and

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him/her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent (mens rea).

Under the Israeli Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty, but may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care, but provided that a provision authorizing such exculpation is included in the company’s articles of association. Our articles of association include such a provision. However, pursuant to our Articles of Association, we may not exculpate an office holder for an action or transaction in which a controlling shareholder or any other office holder (including an office holder who is not the office holder we have undertaken to exculpate) has a personal interest (within the meaning of the Israeli Companies Law). Under Israeli law, we also may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Israeli Companies Law, a company may not indemnify or exculpate an office holder against any of the following:

●	a breach of the duty of loyalty, except for indemnification for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

●	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

●	an act or omission committed with intent to derive illegal personal benefit; or

●	a fine or penalty levied against the office holder.

Our articles of association permit us to indemnify and exculpate our office holders to the fullest extent permitted under the Israeli Companies Law (other than indemnification for litigation expenses in connection with a monetary sanction), provided that we may not exculpate an office holder for an action or transaction in which a controlling shareholder or any other office holder (including an office holder who is not the office holder we have undertaken to exculpate) has a personal interest (within the meaning of the Israeli Companies Law).

We have entered into indemnification and exculpation agreements with all of our current officers and directors exculpating them from a breach of their duty of care to us to the fullest extent permitted by the Israeli Companies Law (provided that we may not exculpate an office holder for an action or transaction in which a controlling shareholder or any other office holder (including an office holder who is not the office holder we have undertaken to exculpate) has a personal interest (within the meaning of the Israeli Companies Law)) and undertaking to indemnify them to the fullest extent permitted by the Israeli Companies Law (other than indemnification for litigation expenses in connection with a monetary sanction), to the extent that these liabilities are not covered by insurance. This indemnification is limited to events determined as foreseeable by our board of directors based on our activities, as set forth in the indemnification agreements. Under such agreements, the maximum aggregate amount of indemnification that we may pay to all of our office holders together is (i) for office holders who joined our Company before May 31, 2013, the greater of 30% of the shareholders’ equity according to our most recent financial statements (audited or reviewed) at the time of payment and NIS 20 million, and (ii) for office holders who joined our Company after May 31, 2013, 25% of the shareholders equity according to our most recent financial statements (audited or reviewed) at the time of payment.

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, subject to and effective as of the election of Ms. Lilach Payorski as a director, to approve the Company’s entering into an indemnification and exculpation agreement with Ms. Payorski, in the form described in the Proxy Statement for the Meeting.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL 3

RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

(Item 3 on the Proxy Card)

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2021 and for such additional period until our next annual general meeting of shareholders, pursuant to the recommendation of our Audit Committee and Board of Directors. Kost Forer Gabbay & Kasierer has no relationship with us or any of our subsidiaries except as independent registered public accountants and, from time to time and to a limited extent, as tax consultants and providers of some audit-related and other services.

In accordance with the rules of the SEC, Israeli law and our Articles of Association, our Audit Committee pre-approves and recommends to the Board of Directors, and our Board of Directors approves the compensation of our independent registered public accountants. Pursuant to the pre-approval and recommendation of our Audit Committee, our Board of Directors has approved the engagement of Kost Forer Gabbay & Kasierer for the audit of our financial statements for the year ending December 31, 2021, for compensation of up to US$225,000. From time to time we engage Kost Forer Gabbay & Kasierer to provide audit related, tax and other services, subject to the pre-approval of our Audit Committee and approval of our Board of Directors. For the year ended December 31, 2020, we paid Kost Forer Gabbay & Kasierer US$220,000 for audit services and US$27,453 for tax services.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent registered public accountants of the Company for the year ending December 31, 2021 and for such additional period until the next annual general meeting of shareholders, be and hereby is ratified and approved.”

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

REVIEW AND DISCUSSION OF CONSOLIDATED FINANCIAL STATEMENTS

Our Board of Directors has approved, and our representative will be available to present to the shareholders for review and discussion at the Meeting, our audited consolidated financial statements for the year ended December 31, 2020. This Item will not involve a shareholder vote.

Our audited consolidated financial statements for the year ended December 31, 2020, which form part of our annual report on Form 20-F for the year ended December 31, 2020, filed with the SEC on February 24, 2021, are available on our website at www.kamada.com or via the EDGAR website of the SEC at www.sec.gov or the Magna website of the Israel Securities Authority at www.magna.isa.gov.il. Shareholders may receive a hard copy of the annual report on Form 20-F containing the consolidated financial statements free of charge upon request. None of the audited consolidated financial statements, the Form 20-F nor the contents of our website form part of the proxy solicitation material.

SHAREHOLDER PROPOSALS

Any shareholder who intends to present a proposal at the Meeting must satisfy the requirements of the Israeli Companies Law and the regulations promulgated thereunder. Under Section 66(b) of the Israeli Companies Law, one or more shareholders who severally or jointly hold at least 1% of or outstanding voting rights are entitled to request that our Board of Directors include a proposal at a future shareholder meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting, by submitting such proposal within seven days of publication of a company’s notice with respect to its general meeting of shareholders. Accordingly, any such shareholder(s) may request to include a proposal on the agenda of the Meeting by submitting their proposals in writing to Ms. Yifat Philip, our Vice President General Counsel and Corporate Secretary, at the following address: 2 Holzman Street, Weizmann Science Park, Rehovot, Israel, Attention: General Counsel and Corporate Secretary. For a shareholder proposal to be considered for inclusion at the Meeting, our Vice President General Counsel and Corporate Secretary must receive the written proposal, together with the accompanying documentation and information required to be submitted under Israeli law, no later than November 11, 2021. If our Board of Directors determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law for inclusion on the agenda of the Meeting, we will publish a revised agenda for the Meeting no later than November 18, 2021, by way of issuing a press release or submitting a Report on Form 6-K to the SEC.

OTHER MATTERS

Our Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of 2021 Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors,

Lilach Asher-Topilsky
Chairman of the Board of Directors

Date: November 4, 2021